October 28, 2011

Mellissa Duru
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Schedule TO-T filed September 30, 2011, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, for Dividend Capital Total Realty Trust, Inc., File No. 005-85609

Dear Ms. Duru:

Thank you for your letter dated October 28, 2011, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
We respectfully reiterate that the termination of our prior offer has nothing to do with our “future plans” after this Offer.  I can see that such a disclosure could have been material in the prior offer—i.e., had we a reason to suspect that the Company might take the actions it did, we could have disclosed that in such a circumstance, we would terminate the offer and make a new one, but those facts are not relevant to this Offer. I would not even know what to disclose that would not be false or misleading if we were to revise the “future plans” disclosure.  We already say in the Offer that we may acquire additional shares, which is true, and that we may make additional offers, which is true.  See Section 8 of the Offer.  There is nothing untrue in that section, and nothing that we omit to say about our future plans that makes the disclosure misleading.  The fact that we terminated the prior offer is not material; it does not affect whether or not we will or will not make an offer in the future.  Further, your comment seems to indicate that the Staff believes shareholders might wonder why we would make this Offer—the reasons for it are clearly stated in the offer in multiple places, and have nothing to do with the termination of the offer.

2.
As previously stated, and with all due respect, I believe that the grammatical construction of condition (b) is clear.  I also believe that the condition as stated, and as I explained it, is perfectly reasonable.  It is not within our control (we cannot take any of the actions listed even if we wanted to).  It is objectively verifiable—“is the offer illegal?” or “will the Purchasers be able to exercise the full rights of ownership?” are, for example, both reasonable questions with objectively determinable answers.  There are many conditions that require the Purchasers’ discretion, and the only limitation on that is that it be reasonable and verifiable, which this condition is, similar to the adverse change condition.  There is nothing herein that makes the offer illusory.   Nonetheless, in future offers we will change the condition so that it reads as follows:

(b)  there shall be: (1) any statute, rule, regulation, or order proposed, enacted, enforced, promulgated, issued, or deemed applicable to the Offer by any federal or state court, government, or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; or (2) any other action taken; either of which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com